EXHIBIT 99.1

Press Release

BEZEQ GROUP REPORTS

FIRST QUARTER 2016 Financial results

Tel Aviv, Israel – May 26, 2016 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended March 31, 2016. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q1 2016	Q1 2015	% change
	(NIS millions)
Revenues	2,559	2,174	17.7%
Operating profit	574	636	(9.7%)
EBITDA	1,023	953	7.3%
EBITDA margin	40.0%	43.8%
Net profit	288	463	(37.8%)
Diluted EPS (NIS)	0.10	0.17	(41.2%)
Cash flow from operating activities	922	961	(4.1%)
Payments for investments	345	368	(6.3%)
Free cash flow [1]	619	606	2.1%
Net debt/EBITDA (end of period) [2]	2.04	1.84

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “The first quarter results reflect our ability to successfully operate in an increasingly competitive market by leveraging our leadership in telecommunications technology and uncompromising customer service."

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “We continue to deliver strong results despite the intense market competition. Solid cash flow generation enables us to continue to invest in and upgrade our infrastructure, and to maximize shareholder return. As a result, on May 30, 2016 we will make a NIS 776 million cash distribution representing a dividend per share of NIS 0.28. This amount is in accordance with our regular dividend policy for the distribution of 100% of our net earnings on a semi-annual basis."

BEZEQ GROUP REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS	PAGE | 1

Press Release

Bezeq Group Results (Consolidated)

Revenues in the first quarter of 2016 were NIS 2.56 billion, compared to NIS 2.17 billion in the same quarter of 2015, an increase of 17.7%. The increase was due to the consolidation of yes revenues in the first quarter of 2016 in the amount of NIS 439 million. The increase was partially mitigated by lower revenues at Pelephone.

Salary expenses in the first quarter of 2016 were NIS 513 million, compared to NIS 439 million in the same quarter of 2015, an increase of 16.9%. The increase was a result of the consolidation of yes salary expenses in the first quarter of 2016 in the amount of NIS 61 million.

Operating expenses in the first quarter of 2016 were NIS 1.02 billion, compared to NIS 799 million in the same quarter of 2015, an increase of 27.4%. The increase was a result of the consolidation of yes operating expenses in the first quarter of 2016 in the amount of NIS 245 million. The increase was partially mitigated by a decrease in operating expenses at Pelephone.

Depreciation and amortization expenses in the first quarter of 2016 were NIS 449 million compared to NIS 317 million in the same quarter of 2015, an increase of 41.6%. The increase was due to the consolidation of yes depreciation and amortization expenses in the first quarter of 2016 in the amount of NIS 76 million, and the amortization of surplus acquisition costs incurred through the increase of shareholding in yes to a controlling stake.

Other operating expenses/income in the first quarter of 2016 amounted to an expense of NIS 5 million, compared to income of NIS 17 million in the same quarter of 2015. This item was primarily impacted by the recording of a NIS 14 million expense for a collective labor agreement at Bezeq International.

Operating profit in the first quarter of 2016 was NIS 574 million compared to NIS 636 million in the same quarter of 2015, a decrease of 9.7%. EBITDA in the first quarter of 2016 was NIS 1.02 billion (EBITDA margin of 40.0%) compared to NIS 953 million (EBITDA margin of 43.8%) in the same quarter of 2015, an increase of 7.3%.

Financing expenses (net) in the first quarter of 2016 amounted to NIS 102 million compared to NIS 37 million in the same quarter of 2015, an increase of 175.7%. The increase was due to: a) an increase in financing expenses of Bezeq Fixed-Line; b) the consolidation of yes financing expenses in the first quarter of 2016 in the amount of NIS 19 million; c) financing income from shareholder loans to yes in the amount of NIS 21 million, which were recorded in the corresponding quarter of 2015 and were not included in the consolidated results beginning April 1, 2015 due to the consolidation of yes.

Tax expenses in the first quarter of 2016 were NIS 183 million compared to NIS 152 million in the same quarter of 2015, an increase of 20.4%. Tax expenses were impacted by the decrease in the corporate tax rate from 26.5% to 25% beginning January 1, 2016. As a result, the Group recorded a decrease in its deferred tax asset and recognized a one-time deferred tax expense of NIS 64 million.

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Net profit attributable to Bezeq shareholders in the first quarter of 2016 was NIS 288 million compared to NIS 463 million in the same quarter of 2015, a decrease of 37.8%.

Cash flow from operating activities in the first quarter of 2016 was NIS 922 million, compared to NIS 961 million in the same quarter of 2015, a decrease of 4.1%. The decrease was primarily due to lower cash flow at Pelephone primarily as a result of changes in working capital, which was largely mitigated by the consolidation of yes’ cash flow from operating activities in the first quarter of 2016 in the amount of NIS 158 million.

Payments for investments (Capex) in the first quarter of 2016 were NIS 345 million compared to NIS 368 million in the same quarter of 2015, a decrease of 6.3%. The decrease in Group investments was partially mitigated by the consolidation of yes investments in the amount of NIS 59 million.

Free cash flow in the first quarter of 2016 was NIS 619 million compared to NIS 606 million in the same quarter of 2015, an increase of 2.1%.

Net financial debt of the Group was NIS 8.83 billion as of March 31, 2016 compared to NIS 8.20 billion as of March 31, 2015. As of March 31, 2016, the Group's net financial debt to EBITDA (trailing twelve months) ratio was 2.04, compared to 1.84 as of March 31, 2015.

BEZEQ GROUP REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS	PAGE | 3

Press Release

2016 Outlook

Below is the Group's outlook for 2016 as published in the Company's annual report as of December 31, 2015:

Net profit attributable to shareholders:	Approximately NIS 1.4 billion

EBITDA:	Approximately NIS 4.2 billion

Free cash flow:	Approximately NIS 2.0 billion

The Company's forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.	The forecasts do not include the effects, insofar as there are any, of a provision for the early retirement of employees and/or the signing of a collective labor agreement, the realization of Company rights in the real estate property "Sakia" or the cancellation of the Group's structural separation.

b.	The forecasts are based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2016. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's periodic report for the year 2015.

BEZEQ GROUP REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS	PAGE | 4

Press Release

Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented, “The financial results in the first quarter attest to our ability to reinvent ourselves through innovative infrastructure, products, services and operations. In this time of ever-growing competition, in order to guarantee growth, we are investing almost one billion shekels per year, more than any other telecom operator in the Israeli market.

We are at an advanced stage in the field trials of G.fast and other fiber-optic technologies, which will enable us to offer ultra-fast speeds of hundreds of Mbps and even up to 1 Gbps. These field trials will help us determine the amount of investments needed to operate the network efficiently. In this quarter we again placed special emphasis on developing our digital operations, from state-of-the-art customer service, to innovative new products. The digital service revolution and the increasing use of bandwidth and virtual services are a unique growth opportunity for Bezeq."

Revenues in the first quarter of 2016 were NIS 1.11 billion, a moderate decrease compared to the same quarter of 2015. Total revenues were impacted by the decrease in telephony revenues, which was offset by higher revenues from broadband Internet services as well as transmission and data communication services.

Revenues from telephony services in the first quarter of 2016 were NIS 384 million compared to NIS 403 million in the same quarter of 2015, a decrease of 4.7%. The decrease in telephony revenues was due to a reduction of 3.3% in the average revenue per line and a decrease of 1.9% in the number of access lines.

Revenues from broadband Internet services (retail and wholesale) in the first quarter of 2016 were NIS 394 million, compared to NIS 383 million in the same quarter of 2015, an increase of 2.9%. The increase in revenues from broadband Internet services was primarily due to continued growth in the number of broadband Internet lines, where 113,000 new wholesale and retail broadband Internet lines were added during the past year. In addition, average revenue per retail subscriber increased by 4.6% due to ongoing upgrades to higher speeds.

Revenues from transmission and data communication services in the first quarter of 2016 were NIS 273 million compared to NIS 266 million in the same quarter of 2015, an increase of 2.6%. The increase in revenues from transmission and data communication services resulted from growth in the number of business customers and data lines, the Company's entrance into new businesses, and the expansion of communication solutions offered to customers.

Operating expenses in the first quarter of 2016 were NIS 172 million compared to NIS 180 million in the same quarter of 2015, a decrease of 4.4%. The decrease in operating expenses was due to a reduction in advertising expenses, interconnect payments to telecom operators, and lower building maintenance expenses.

Salary expenses in the first quarter of 2016 were NIS 230 million, compared to NIS 227 million in the same quarter of 2015, an increase of 1.3%.

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Other operating income in the first quarter of 2016 amounted to NIS 9 million, mainly due to capital gains from the sale of fixed assets, compared to NIS 17 million in the same quarter of 2015, a decrease of 47.1%. Other operating income was impacted by the recording of a NIS 12 million profit from the increase to a controlling stake in Yes in the same quarter of 2015.

Financing expenses (net) in the first quarter of 2016 were NIS 101 million compared to NIS 75 million in the same quarter of 2015, an increase of 34.7%. The increase was primarily due to financing expenses related to the valuation of future long-term financing from banks in the amount of NIS 22 million.

Operating profit in the first quarter of 2016 totaled NIS 536 million compared to NIS 547 million in the same quarter of 2015, a decrease of 2.0%. EBITDA in the first quarter of 2016 totaled NIS 719 million (EBITDA margin of 64.7%) compared to NIS 723 million (EBITDA margin of 65.0%) in the same quarter of 2015, a decrease of 0.6%.

Net profit in the first quarter of 2016 totaled NIS 328 million compared to NIS 346 million in the same quarter of 2015, a decrease of 5.2%.

Cash flow from operating activities in the first quarter of 2016 was NIS 539 million compared to NIS 548 million in the same quarter of 2015, a decrease of 1.6%.

Payments for investments (Capex) in the first quarter of 2016 were NIS 195 million, compared to NIS 231 million in the same quarter of 2015, a decrease of 15.6%. The decrease was primarily due to timing differences.

Free cash flow in the first quarter of 2016 was NIS 385 million compared to NIS 329 million in the same quarter of 2015, an increase of 17.0%. The increase in free cash flow was due to the aforementioned decrease in investments as well as an increase in proceeds from the sale of fixed assets.

In the first quarter of 2016, the Company added 24,000 broadband Internet lines, totaling 1.50 million. The number of wholesale Internet lines continued to grow and reached a total of 290,000 broadband Internet lines, representing a sequential increase of 46,000 lines (approximately 19%).

During the first quarter of 2016, average broadband speeds reached 38.9 Mbps compared to 37.8 Mbps sequentially, and 33.2 Mbps in the first quarter of 2015, representing a year-over-year increase of 17.2%.

Average revenue per Internet subscriber (ARPU - retail) in the first quarter of 2016 was NIS 91, compared to NIS 89 sequentially and NIS 87 in the first quarter of 2015.

The number of telephony access lines totaled 2.166 million at the end of March 2016, compared to 2.181 million sequentially and 2.208 million in the first quarter of 2015. Average revenue per line (ARPL) in the first quarter of 2016 totaled NIS 59, compared to NIS 60 sequentially and NIS 61 in the first quarter of 2015.

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Bezeq Fixed-Line - Financial data	Q1 2016	Q1 2015	% change
	(NIS millions)

Revenues	1,112	1,113	(0.1%)
Operating profit	536	547	(2.0%)
EBITDA	719	723	(0.6%)
EBITDA margin	64.7%	65.0%
Net profit [1]	328	346	(5.2%)
Cash flows from operating activities	539	548	(1.6%)
Payments for investments	195	231	(15.6%)
Free cash flow [2]	385	329	17.0%

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q1 2016	Q4 2015	Q1 2015

Number of active subscriber lines (end of period, in thousands) [1]	2,166	2,181	2,208
Average monthly revenue per line (NIS) [2]	59	60	61
Number of outgoing minutes (millions)	1,316	1,379	1,459
Number of incoming minutes (millions)	1,347	1,403	1,429
Churn rate (%) [3]	2.9%	2.7%	2.4%
Total number of broadband Internet lines (end of period, in thousands) [4]	1,503	1,479	1,390
of which: Number of broadband Internet lines (end of period, in thousands) - Wholesale [4]	290	244	11
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	91	89	87
Average broadband speed per subscriber (end of period, Mbps)	38.9	37.8	33.2

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq's wholesale service for telecom operators.

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Pelephone Results

Ran Guron, CEO of Pelephone, stated, “Despite the ongoing competitive pricing environment in the cellular market, we continued to grow our business while streamlining operations. To maximize customer value, we implemented new initiatives that include expanding our distribution channels, launching targeted brands and partnering with other industry leaders. In addition, we signed a collaboration agreement with the BUG chain of IT stores, which will expand our presence to include dozens of additional points of sale nationwide and to reach new customers.”

Guron also added, “This quarter was also marked by the fire incident in the Company’s switch facility, and our ability to quickly repair the facility and restore service to our customers. We recently launched additional innovative products and services on our state-of-the-art network. In terminal equipment, we were the first to market and launch our own-label brand of GINI smartphones, which were very well received.”

Total revenues in the first quarter of 2016 were NIS 671 million, compared to NIS 713 million sequentially and NIS 727 million in the same quarter of 2015, a decrease of 5.9% and 7.7%, respectively.

Revenues from cellular services in the first quarter of 2016 were NIS 455 million, compared to NIS 477 million sequentially and NIS 499 million in the same quarter of 2015, a decrease of 4.6% and 8.8%, respectively. The year-over-year decrease in revenues from cellular services was due to a decrease in tariffs as a result of increased competition in the cellular market and the transition of existing customers to lower-priced plans with higher data volumes, which lead to a decrease in the average revenue per subscriber (ARPU).

Revenues from equipment sales in the first quarter of 2016 were NIS 216 million, compared to NIS 236 million sequentially and NIS 228 million in the same quarter of 2015, a decrease of 8.5% and 5.3%, respectively. The year-over-year decrease in revenues from equipment sales was primarily due to a change in the revenue mix of equipment sold.

Operating expenses in the first quarter of 2016 decreased NIS 32 million sequentially and NIS 25 million compared to the same quarter of 2015. The decrease was primarily due to a reduction in most of the expense categories despite the temporary malfunction of the network.

EBITDA in the first quarter of 2016 was NIS 105 million (EBITDA margin of 15.6%), compared to NIS 111 million (EBITDA margin of 15.6%) sequentially and NIS 136 million (EBITDA margin of 18.7%) in the same quarter of 2015, a decrease of 5.4% and 22.8%, respectively.

Net profit in the first quarter of 2016 was NIS 13 million, compared to NIS 11 million sequentially, an increase of 18.2%, and NIS 36 million in the same quarter of 2015, a decrease of 63.9%.

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Cash flow from operating activities in the first quarter of 2016 was NIS 185 million compared to NIS 14 million sequentially and NIS 351 million in the same quarter of 2015. The sequential increase in operating cash flow was primarily due to the payment of frequency fees in the fourth quarter of 2015. The year-over-year decrease was primarily due to changes in working capital.

The number of Pelephone subscribers increased by 41,000 during the first quarter of 2016 and reached 2.692 million as of March 31, 2016. The increase was primarily due to an increase in the number of prepaid subscribers, following the launch of new prepaid plans as well as the expansion of the number of distribution channels during 2015.

Monthly ARPU in the first quarter of 2016 totaled NIS 57, compared to NIS 60 sequentially and NIS 65 in the same quarter of 2015. The decrease in ARPU was primarily due to the continued decrease in tariffs as well as a reduction in roaming revenues due to seasonality.

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Pelephone - Financial data	Q1 2016	Q1 2015	% change
	(NIS millions)

Total revenues	671	727	(7.7%)
Service revenues	455	499	(8.8%)
Equipment revenues	216	228	(5.3%)
Operating profit	1	32	(96.9%)
EBITDA	105	136	(22.8%)
EBITDA margin	15.6%	18.7%
Net profit	13	36	(63.9%)
Cash flows from operating activities	185	351	(47.3%)
Payments for investments	52	73	(28.8%)
Free cash flow [1]	134	279	(52.0%)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q1 2016	Q4 2015	Q1 2015

Total subscribers (end of period, in thousands) [1]	2,692	2,651	2,565
Average revenue per user (ARPU, NIS) [2]	57	60	65
Churn rate [3]	5.2%	6.7%	6.5%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

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Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “Our efforts continued to show results in the first quarter of 2016, where we maintained our leadership position in existing operations, and expanded our services and product offerings, particularly with the successful launch of our Cyber Wall service. The new collective labor agreement impacted profitability in the short run, but above all it strengthened the morale, unity and commitment of our employees for excellence and success in the future.”

Revenues in the first quarter of 2016 were NIS 395 million, compared to NIS 393 million in the same quarter of 2015, an increase of 0.5%. The increase was primarily due to growth from business communications (ICT) and cloud services, as well as from continued growth in Internet services delivered across the submarine cable infrastructure.

Implementation of the collective labor agreement signed at the beginning of the first quarter of 2016 impacted all profitability metrics.

Operating profit in the first quarter of 2016 was NIS 37 million compared to NIS 61 million in the same quarter of 2015, a decrease of 39.3%. EBITDA in the first quarter of 2016 was NIS 70 million (EBITDA margin of 17.7%), compared to NIS 93 million (EBITDA margin of 23.7%) in the same quarter of 2015, a decrease of 24.7%.

Net profit in the first quarter of 2016 was NIS 26 million versus NIS 44 million in the same quarter of 2015, a decrease of 40.9%.

Cash flow from operating activities in the first quarter of 2016 was NIS 49 million, compared to NIS 62 million in the same quarter of 2015, a decrease of 21.0% due to the implementation of the collective labor agreement.

Free cash flow in the first quarter of 2016 was NIS 12 million compared to NIS 9 million in the same quarter of 2015, an increase of 33.3%.

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Bezeq International	Q1 2016	Q1 2015	% change
	(NIS millions)

Revenues	395	393	0.5%
Operating profit	37	61	(39.3%)
EBITDA	70	93	(24.7%)
EBITDA margin	17.7%	23.7%
Net profit	26	44	(40.9%)
Cash flows from operating activities	49	62	(21.0%)
Payments for investments	37	53	(30.1%)
Free cash flow [1]	12	9	33.3%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

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yes Results

Ron Eilon, CEO of yes, stated, “We continued to provide the highest quality and most innovative television service in Israel despite the intense competition in the multi-channel television market and challenges such as rising piracy and regulatory discrimination, which ultimately harms consumers. In this quarter, we offered customers our new ‘yes with whom to grow’ service – an entire world of television content for young children which, for the first time in Israel, was developed based on the Ministry of Education’s curriculum.”

Revenues in the first quarter of 2016 were NIS 439 million, compared to NIS 440 million in the same quarter of 2015, a decrease of 0.2%.

Operating profit in the first quarter of 2016 was NIS 57 million, compared to NIS 59 million in the same quarter of 2015, a decrease of 3.4%. EBITDA in the first quarter of 2016 was NIS 133 million (EBITDA margin of 30.3%), compared to NIS 135 million (EBITDA margin of 30.7%) in the same quarter of 2015, a decrease of 1.5%.

Profit before finance expenses to shareholders and taxes in the first quarter of 2016 was NIS 38 million compared to NIS 60 million in the same quarter of 2015, a decrease of 36.7%. The decrease was due to higher financing expenses, which was primarily the result of changes in the fair value of financial assets as well as a decrease in financing income from linkage differences on debentures.

Net loss in the first quarter of 2016 was NIS 71 million compared to NIS 3 million in the same quarter of 2015. The increase in net loss was due to an increase in financing expenses primarily the result of changes in the fair value of financial assets, a decrease in financing income from linkage differences as well as an increase in interest expense on shareholder loans.

Cash flow from operating activities in the first quarter of 2016 was NIS 158 million, compared to NIS 149 million in the same quarter of 2015, an increase of 6.0%. The increase was primarily due to changes in working capital.

Free cash flow in the first quarter of 2016 increased by 17.9% year-over-year to NIS 99 million, compared to NIS 84 million in the same quarter of 2015.

The number of yes subscribers in the first quarter of 2016 decreased by 6,000 to a total of 629,000 subscribers.

ARPU in the first quarter of 2016 was NIS 231 compared to NIS 232 in the same quarter of 2015, a decrease of 0.4%.

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yes - Financial data	Q1 2016	Q1 2015	% change
	(NIS millions)

Revenues	439	440	(0.2%)
Operating profit	57	59	(3.4%)
EBITDA	133	135	(1.5%)
EBITDA margin	30.3%	30.7%
Profit before finance expenses to shareholders and taxes	38	60	(36.7%)
Net loss	(71)	(3)	2266.7%
Cash flows from operating activities	158	149	6.0%
Payments for investments	59	65	(9.2%)
Free cash flow [1]	99	84	17.9%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q1 2016	Q4 2015	Q1 2015

Number of subscribers (end of period, in thousands) [1]	629	635	632
Average revenue per user (ARPU, NIS) [2]	231	235	232
Churn rate (%) [3]	4.2%	3.5%	3.4%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

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Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO on Thursday, May 26, 2016, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0688

Israel Phone Number: 03-918-0688

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, June 1, 2016. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5942

Israel Phone Number: 03-925-5942

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About "Bezeq" The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

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Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Income Statements

	Three months ended		Year ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues	2,559	2,174	9,985
Costs of activity
General and operating expenses	1,018	799	3,869
Salaries	513	439	1,957
Depreciation and amortization	449	317	1,684
Other operating expenses (income), net	5	(17)	(95)
Total operating expenses	1,985	1,538	7,415

Operating profit	574	636	2,570
Financing expenses (income)
Finance expenses	132	101	376
Financing income	(30)	(64)	(113)
Financing expenses, net	102	37	263

Profit after financing expenses, net	472	599	2,307
Share in earnings (losses) of equity accounted investees	(1)	16	12
Profit before income tax	471	615	2,319
Income tax	183	152	598
Profit for the period	288	463	1,721
Earnings per share (NIS)
Basic earnings per share	0.10	0.17	0.63

Diluted earnings per share	0.10	0.17	0.62

BEZEQ GROUP REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS	PAGE | 17

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Balance Sheets

	March 31, 2016	March 31, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
Assets	NIS million	NIS million		NIS million

Cash and cash equivalents	1,221	1,168		555
Investments	556	2,541		762
Trade receivables	2,042	2,290		2,058
Other receivables	299	286		269
Inventory	123	87		115
Total current assets	4,241	6,372		3,759

Trade and other receivables	662	541		674
Broadcasting rights, net of rights exercised	456	460		456
Property, plant and equipment	6,902	6,956		6,894
Intangible assets	3,260	3,450	*	3,332
Deferred tax assets	1,105	1,170	*	1,178
Deferred expenses and non-current investments	384	359		361
Investments in equity-accounted investees	23	29		25
Total non-current assets	12,792	12,965		12,920

Total assets	17,033	19,337	16,679

* Restated

BEZEQ GROUP REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS	PAGE | 18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Balance Sheets (Continued)

	March 31, 2016	March 31, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
Liabilities and equity	NIS million	NIS million		NIS million

Debentures, loans and borrowings	2,073	1,852		1,913
Trade and other payables	1,843	2,027		1,657
Current tax liabilities	622	670		624
Liability to Eurocom DBS Ltd, related party	206	898	*	233
Employee benefits	380	274		378
Provisions	88	84		100
Total current liabilities	5,212	5,805		4,905

Loans and debentures	8,532	10,060		8,800
Employee benefits	238	238		240
Derivatives and other liabilities	262	218		226
Deferred tax liabilities	50	23		51
Provisions	46	69		46
Total non-current liabilities	9,128	10,608		9,363

Total liabilities	14,340	16,413		14,268

Total equity	2,693	2,924		2,411

Total liabilities and equity	17,033	19,337	16,679

* Restated

BEZEQ GROUP REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS	PAGE | 19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	288	463	1,721
Adjustments:
Depreciation and amortization	449	317	1,684
Share in the losses (profits) of equity-accounted investees	1	(16)	(12)
Financing expenses, net	113	67	307
Profit from gaining control in DBS	-	(12)	(12)
Capital gain, net	(11)	(11)	(234)
Income tax expenses	183	152	598

Change in trade and other receivables	(12)	84	322
Change in inventory	(9)	9	(20)
Change in trade and other payables	39	(45)	(271)
Change in provisions	(12)	3	18
Change in employee benefits	1	4	110
Change in other liabilities	(3)	(1)	(9)
Net income tax paid	(105)	(53)	(462)
Net cash from operating activities	922	961	3,740
Cash flow used for investing activities
Purchase of property, plant and equipment	(294)	(302)	(1,324)
Investment in intangible assets and deferred expenses	(51)	(66)	(311)
Acquisition of financial assets held for trading and others	-	(440)	(1,785)
Proceeds from the sale of financial assets held for trading and others	196	121	3,260
Proceeds from the sale of property, plant and equipment	42	13	151
Cash in a company consolidated for the first time	-	299	299
Miscellaneous	(16)	(3)	(7)
Net cash used for investing activities	(123)	(378)	283
Cash flows used in financing activities
Repayment of debentures and loans	(50)	(58)	(2,192)
Issue of debentures	-	-	1,010
Dividends paid	-	-	(1,777)
Interest paid	(32)	(20)	(494)
Payment to Eurocom DBS for acquisition of DBS shares and loans	(58)	-	(680)
Miscellaneous	7	3	5
Net cash used for financing activities	(133)	(75)	(4,128)
Net increase (decrease) in cash and cash equivalents	666	508	(105)
Cash and cash equivalents at beginning of period	555	660	660
Cash and cash equivalents at end of period	1,221	1,168	555

BEZEQ GROUP REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS	PAGE | 20